October 10, 2019

Gregory J. Quarles
Chief Executive Officer
APPLIED ENERGETICS, INC.
2480 W Ruthrauff Road
Suite 140Q
Tuscon, Arizona 85705

       Re: APPLIED ENERGETICS, INC.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-14015

Dear Mr. Quarles:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    Mary P. O'Hara